Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its interim dividend for the second quarter 2013

On July 25, 2013, the Board of Directors of TOTAL S.A. (“TOTAL”) approved a second quarter 2013 interim dividend of €0.59 per share, unchanged versus the previous quarter, and payable in euros according to the following timetable:

•                  ex-dividend date: December 16, 2013;

•                  record date: December 18, 2013; and

•                  payment date: December 19, 2013.

American Depositary Receipts (“ADRs”) will receive the second quarter 2013 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•                  ex-dividend date: December 11, 2013;

•                  record date: December 13, 2013; and

•                  payment date: January 7, 2014.

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

Nigeria: TOTAL launches EGINA development on OML 130

On June 21, 2013, TOTAL S.A. (“TOTAL”) announced that its subsidiary Total Upstream Nigeria Limited (TUPNI), operator of the OML 130 block, and co-venturers have obtained the necessary approvals from NNPC (Nigerian National Petroleum Corporation) to award the main EPC contracts for the development of the offshore Egina field.

The field, discovered in 2003, is located in water depths of around 1,600 meters, 200 kilometers offshore Port Harcourt and 20 kilometers southwest of the Akpo field, located on the same license.

The field development plan calls for 44 wells connected to a 330 meter-long floating production, storage and offloading (FPSO) vessel with a storage capacity of 2.3 million barrels. The design of the FPSO includes capacity for future developments of nearby discoveries. First oil is expected end-2017, with output expected to reach 200,000 barrels of oil per day at plateau.

TUPNI holds a 24% interest alongside the other OML 130 partners: NNPC (Nigerian National Petroleum Corporation); SAPETRO (South Atlantic Petroleum) of Nigeria; CNOOC Limited of China; and Petrobras of Brazil.

TOTAL finalizes the acquisition of 33.335% interest in the Bokhtar PSC Area in Tajikistan

On June 18, 2013, Total E&P Tajikistan B.V., a subsidiary of TOTAL, announced the finalization of the acquisition of an interest in the Bokhtar PSC in Tajikistan, from Kulob Petroleum Limited, a subsidiary of Tethys Petroleum Limited, and jointly with CNPC Central Asia B.V., a subsidiary of CNPC. Total E&P Tajikistan B.V. and CNPC Central Asia B.V. will each hold a 33.335% interest in the PSC, while Kulob Petroleum Limited will retain a 33.33% stake.

This transaction has been approved and supported by the Tajikistan Government.

The Bokhtar PSC covers an area of 36,000 square kilometers at the northern end of the prolific Afghan-Tajik basin. A number of large gas discoveries have already been made in the adjacent Amu Darya basin’s Jurassic carbonate reservoirs. The PSC area is 300 kilometers from the border with China, and therefore strategically positioned to supply world class markets.

Operations will be conducted jointly, through an operating company, Bokhtar Operating Company B.V. (BOC). BOC will launch in the coming weeks a large seismic campaign covering the PSC area, and should decide on a first exploration well by end 2014.

The Port Arthur steam cracker in Texas is now processing ethane from shale gas

On May 23, 2013, TOTAL announced that in order to capitalize on the shale gas revolution in the United States, the BASF TOTAL Petrochemicals LLC (BTP) joint venture (40% TOTAL, 60% BASF) revamped the Port Arthur steam cracker in Texas to process ethane, found in abundance in U.S. shale gas.

The Port Arthur steam cracker can now be supplied with ethane produced at the Mont Belvieu, Texas site, through which most U.S. natural gas liquids transit. Since early April, the BTP steam cracker has the capability to produce up to 40% of its ethylene from ethane and another 40% from butane and propane. In addition to this project, BTP has also begun building a tenth ethane cracking furnace, scheduled to come on stream in the second quarter of 2014. The new furnace will improve the steam cracker’s availability and increase its cracking capacity by nearly 15%, making it even more efficient.

As part of its integrated strategy, TOTAL is earmarking its share of ethylene produced by BTP for its Bayport polyethylene plant and its share of propylene for its La Porte polypropylene plant, the world’s biggest. Both facilities are located in Texas.

Qatar Petroleum International (QPI) and TOTAL seal a strategic partnership in Congo

On May 22, 2013, TOTAL announced the signing of a framework agreement whereby Qatar Petroleum International (QPI) will participate in TOTAL E&P Congo through its subscription to this company’s 15% share capital increase. This participation reinforces Qatar’s commitment to invest in Africa and illustrates Congo’s willingness to welcome Qatar as a new partner. Furthermore, thanks to its subscription to the capital of TOTAL E&P Congo, QPI will contribute to the company’s significant investment program in Congo, specifically the Moho North project.

TOTAL approves a major project to modernize the Antwerp refining and petrochemical platform

On May 22, 2013, TOTAL announced it approved a €1 billion modernization project for its Antwerp production facilities, TOTAL’s largest European refining and petrochemical platform, in line with the Group’s strategy of focusing its investment on its large integrated platforms to position them among the most competitive of the industry.

Two major projects will be implemented in the near future:

•                  A new refinery upgrading complex, consisting of a solvent de-asphalting unit and a mild hydrocracking unit. Intended primarily to convert heavy fuel oil into desulphurized diesel and ultra low sulfur heating oil, the planned complex responds to the shift in demand toward products with a lower environmental impact. The facility is scheduled to start up in early 2016.

•                  A new plant to convert low value refinery fuel gases into low cost petrochemical feedstock, replacing expensive oil-based naphtha. By further enhancing the integration between the platform’s refining and petrochemical units, this project will increase the competitiveness of the latter. The facility is scheduled to start up in early 2017.

In the framework of this modernization plan, two existing production facilities will be shut down, as they are no longer competitive in the global economic environment:

•                  The smallest and oldest steam cracker, currently idled for lack of markets, will be permanently stopped and dismantled.

•                  The smallest and oldest polyethylene production line will be closed at end-2014, once an investment in other polyethylene lines to produce a new range of innovative polymers has been completed.

The Antwerp platform’s workforce will remain unchanged at around 1,700 people. All employees working in the facilities scheduled for shutdown will have the opportunity to further develop their careers at the platform’s newly created production facilities.

Ordinary and Extraordinary Shareholders’ meeting of May 17, 2013 — Approval of all resolutions proposed by the Board of Directors — Dividend of €2.34/share

The Annual Shareholders’ Meeting of TOTAL was held on May 17, 2013, under the chairmanship of Christophe de Margerie. Shareholders adopted all resolutions recommended by the Board of Directors, including:

•                  Approval of the 2012 financial statements and payment of a cash dividend for 2012 of €2.34 per share, an increase of nearly 3% from the previous year. Taking into account the quarterly interim dividend payments for 2012(1), the final dividend of €0.59 per share will be paid in cash on June 27, 2013(2).

•                  Re-election of Mr. Thierry Desmarest, Mr. Gunnar Brock, and Mr. Gérard Lamarche to new three-year terms as directors.

•                  Election of Mr. Charles Keller for a three-year term as the employee shareholders representative on the Board of Directors.

•                  Various delegations of authority and financial authorizations granted to the Board of Directors.

TOTAL wins ten exploration licenses during Brazil’s 11th bid round

On May 16, 2013, TOTAL announced that it had been awarded ten new exploration licenses during Brazil’s 11th bid round.

TOTAL will be the operator with 40% interest in five blocks situated in the Foz do Amazonas basin (FZA-M-57, FZA-M-86, FZAM-88, FZA-M-125 and FZA-M-127) and with 45% interest in one block (CE-M-661) in the Ceara basin. In addition, TOTAL has acquired a 25% working interest in three blocks (ES-M-669, ES-M-671 and ES-M-743) in the Espirito Santo basin as well as a 50% interest in one block (BAR-M-346) in the Barreirinhas basin.

TOTAL will be in partnership with Petrobras, BP, Statoil, OGX and Queiroz Galvão.

Techdrill — TOTAL S.A.

On April 30, 2013, TOTAL announced that Techdrill International Ltd and TOTAL signed an agreement ending the litigation in which they have been involved since the beginning of 2006. TOTAL and Techdrill International Ltd expect to be able to resume normal business relations in the future.

(1)                                     Ex-dividend dates for the three 2012 interim dividends were September 24, 2012, for first quarter 2012 (€0.57/share), December 17, 2012, for second quarter 2012 (€0.59/share), and March 18, 2013, for third quarter 2012 (€0.59/share).

(2)                                     The ex-dividend date for the remainder of the 2012 dividend will be June 24, 2013.